Exhibit 99.2

Descartes Acquires 4Solutions
Expands Supply Chain Messaging Capabilities in Australia

WATERLOO, Ontario, November 11, 2016 (GLOBE NEWSWIRE) -- Descartes Systems Group (TSX:DSG) (Nasdaq:DSGX), the global leader in uniting logistics-intensive businesses in commerce, announced that it has acquired 4Solutions, a leading Australia-based provider of cloud-based business-to-business (“B2B”) supply chain integration solutions.

4Solutions is the market leader for B2B supply chain integration and trading partner enablement solutions for the healthcare sector in Australia. 4Solutions operates the Health Supply Network, Australia’s foremost electronic document exchange network for the healthcare community. As part of this community, large multi-national, local pharmaceutical manufacturers and wholesalers can connect and collaborate to automate a wide array of supply chain processes spanning sourcing to delivery.

“We continue to look for opportunities around the world to expand the geographic reach, functional capabilities and the community of supply chain participants on our Global Logistics Network,” said Edward J Ryan, Descartes’ CEO. “By combining with 4Solutions, we’ve added a team of strong B2B domain experts and we’ve increased our footprint in Australia to better serve growing markets in Southeast Asia and beyond.”

“We see a lot of opportunities to not only grow the customer base in the region but also to expand what we do with our existing customers in Australia,” said Lee Karlinsky, Senior Vice President Emerging Markets at Descartes. “4Solutions’ customers will now have access to additional Descartes solutions to improve purchased transportation, shipment visibility, customs filing, fleet management and other related areas of supply chain execution and global trade compliance.”

4Solutions is headquartered just outside Sydney, Australia. The purchase price for the acquisition was approximately AUD 3.5 million (approximately USD $2.7 million at November 11, 2016), which was paid in cash.

About Descartes

Descartes (Nasdaq:DSGX) (TSX:DSG) is the global leader in providing on-demand, software-as-a-service solutions focused on improving the productivity, performance and security of logistics-intensive businesses. Customers use our modular, software-as-a-service solutions to route, schedule, track and measure delivery resources; plan, allocate and execute shipments; rate, audit and pay transportation invoices; access global trade data; file customs and security documents for imports and exports; and complete numerous other logistics processes by participating in the world's largest, collaborative multimodal logistics community. Our headquarters are in Waterloo, Ontario, Canada and we have offices and partners around the world. Learn more at www.descartes.com.

About 4Solutions

For more information about 4Solutions visit http://www.4solutions.com.au/.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com

Global Media Contact
Mavi Silveira
Tel: +1(800) 419-8495 ext. 202416
msilveira@descartes.com

Cautionary Statement Regarding Forward-Looking Statements

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to Descartes' solution offering and potential benefits derived therefrom; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada including Descartes most recently filed management's discussion and analysis. If any such risks actually occur, they could materially adversely affect our business, financial condition or results of operations. In that case, the trading price of our common shares could decline, perhaps materially. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.

The Descartes Systems Group Inc. |TSX: DSG |NASDAQ: DSGX | 120 Randall Drive, Waterloo, Ontario, N2V 1C6, Canada
Toll Free 800.419.8495 |Int‘l 519.746.8110 | info@descartes.com | www.descartes.com